

March 26, 2020

Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece

   Re: Seanergy Maritime Holdings Corp.
     Registration Statement on Form F-1
     Filed March 20, 2020
     File No. 333-237328

Dear Mr. Tsantanis:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation